March 28, 2005


Via Facsimile (212) 492-0052 and U.S. Mail

John C. Kennedy
Lawrence G. Wee
Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019-6064

RE:	Carnival Corporation
      Schedule TO-I filed March 18, 2005
	Schedule TO-I/A filed March 18, 2005
	SEC File No. 5-39580

Dear Messrs. Kennedy and Wee:

The staff in the Office of Mergers and Acquisitions in the Division of Corporation Finance has reviewed the filings listed above. Our comments follow. All defined terms in this letter have the same meaning as in your offer materials.

Schedule TO-I

Rights of Withdrawal, page 8

1. Disclose that tendering security holders may withdraw tendered notes if not yet accepted for payment by the fortieth business day from the date this offer commenced. See Rule 13e-4(f)(2)(ii).

Additional Information, page 12

2. Schedule TO does not permit "forward" incorporation by reference of reports filed with the Commission subsequent to the date of the Company Notice. To the extent that any such reports are filed that you wish to incorporate by reference into the offer materials, you must amend the Schedule TO to specifically list and incorporate each relevant report. Please revise the language to the contrary in the third bullet point on page 12.

Closing Comments

Please revise your filings in response to these comments. You may wish to provide us with marked copies of the amendment(s), if required, to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your response letter on EDGAR.

Please understand that we may have additional comments after reviewing your amendment and responses to our comments. We believe that given the nature of these comments, it may be appropriate to disseminate revised materials to shareholders. Please ensure that the Offer remains open for an adequate period of time after dissemination of amended materials, such that shareholders have a meaningful opportunity to consider it.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the filing persons are in possession of all facts relating to the disclosure documents, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the Company acknowledging that:

* The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

* Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

* The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have questions or concerns, please do not hesitate to contact me at (202) 942-1773.


							Very truly yours,


							Christina Chalk
							Special Counsel
							Office of Mergers &
							Acquisitions